FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number: 000-51469

BAIDU.COM, INC.

12/F, Ideal International Plaza

No. 58 West-North 4th Ring

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BAIDU.COM, INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU.COM, INC.

By:	/s/ Shawn Wang
Name:	Shawn Wang
Title:	Chief Financial Officer

Date: July 27, 2006

Exhibit 99.1

Baidu Announces Second Quarter 2006 Results

Significant Growth in Customer Base and User Traffic

Drives Strong Revenue and Earnings

BEIJING, China, July 26, 2006 – Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the quarter ended June 30, 20061.

Second Quarter 2006 Highlights

•	Total revenues increased by 41.3% sequentially or 174.9% year-over-year to RMB191.6 million ($24.0 million).

•	Net income increased by 65.9% sequentially or 385.2% year-over-year to RMB58.5 million ($7.3 million). Basic and diluted earnings per share (“EPS”) were RMB1.76 ($0.22) and RMB1.69 ($0.21), respectively.

•	Net income excluding share-based compensation expenses (non-GAAP) was RMB70.2 million (US$8.8 million). Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) were RMB2.11 ($0.26) and RMB2.03 ($0.25), respectively.

•	The number of active online marketing customers grew to more than 90,000, an increase of 21.6% from the previous quarter.

“We are very pleased Baidu has maintained the revenue growth momentum and achieved another quarter of excellent results,” said Robin Li, Baidu’s Chairman and CEO. “Our focus on providing the best user experience continues to drive traffic growth and our expanded sales force contributed to a substantial boost to our active customer base.”

“Our community-based search products, including Baidu Post Bar, Baidu Knows and Baidupedia, have become increasingly popular because they make users stay connected while searching online. In July, we launched Baidu Space which allows users to create personalized homepages on Baidu and integrate their use of other Baidu search products in one place. We will continue to develop products tailored to user needs to ensure that Baidu remains the search engine of choice in China,” added Robin Li.

“Our active customer base grew significantly in the second quarter as we expanded our sales force and awareness of Baidu’s pay-for-performance services continued to spread,” said Shawn Wang, Baidu’s CFO. “In addition to customer base expansion, further optimization in monetization algorithm also contributed to strong revenue growth.”

“The scalability of our business was once again demonstrated by margin increase during the quarter while we continued to invest heavily in the fundamental growth drivers of our business to facilitate long term sustainable growth,” Mr. Wang continued.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.9943 to US$1.00, the effective noon buying rate as of June 30, 2006 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Second Quarter 2006 Results

Baidu reported total revenues of RMB191.6 million ($24.0 million) for the quarter ended June 30, 2006, representing a 41.3% increase from the previous quarter and a 174.9% increase from the corresponding period in 2005.

Online marketing revenues for the second quarter were RMB189.1 million ($23.7 million), representing a 43.2% increase from the first quarter of 2006 and a 183.3% increase from the second quarter of 2005. The growth was driven by the increase in the number of active online marketing customers, which increased by 21.6% from the first quarter of 2006 to more than 90,000 for the second quarter. Customer expansion was driven by expansion of the direct sales force and the increased effectiveness of the Company’s direct sales offices and distributor network. Revenue per online marketing customer for the second quarter increased to RMB2,081 ($260.3) from RMB1,774, a sequential increase of 19.3%.

Traffic acquisition cost (TAC) as a component of cost of revenues was RMB17.6 million ($2.2 million), representing 9.2% of total revenues, compared to 9.1% in the first quarter of 2006. TAC remained largely unchanged as a percentage of revenues.

Selling, general and administrative expenses for the second quarter were RMB58.7 million ($7.3 million), representing an increase of 16.7% from the previous quarter and an increase of 110.1% from the second quarter of 2005.

Research and development expenses were RMB18.3 million ($2.3 million), representing a 17.5% sequential increase and a 111.3% increase from the corresponding period in 2005, primarily due to headcount increase.

Share-based compensation expenses, which were allocated to related expense line items, decreased in aggregate to RMB11.7 million ($1.5 million) in the second quarter of 2006 from RMB12.8 million in the previous quarter.

For the full year, we expect share-based compensation expenses for awards granted to employees prior to July 1, 2006 to be RMB37.6 million. This amount does not include expenses to be recognized over the remainder of the year related to awards granted to employees after July 1, 2006 or awards granted to non-employees that have been or may be granted.

Operating profit was RMB58.0 million ($7.3 million), representing a 115.4% increase from the first quarter of 2006 and a 384.7% increase from the second quarter of 2005. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB69.7 million ($8.7 million) for the second quarter of 2006, a 75.4% increase from the previous quarter and a 284.5% increase from the corresponding period in 2005.

Net income was RMB58.5 million ($7.3 million), representing a 65.9% increase from the previous quarter and a 385.2% increase from the second quarter of 2005. Basic and diluted EPS for the second quarter of 2006 amounted to RMB1.76 ($0.22) and RMB1.69 ($0.21), respectively.

Net income excluding share-based compensation expenses (non-GAAP) was RMB70.2 million ($8.8 million), a 61.6% increase from the previous quarter and a 285.3% increase from the second quarter of 2005. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the second quarter of 2006 was RMB2.11 ($0.26) and RMB2.03 ($0.25), respectively.

As of June 30, 2006, the Company had cash and cash equivalents of RMB1.1 billion ($133.2 million). Net operating cash flow and capital expenditures for the second quarter of 2006 were RMB129.7 million ($16.2 million) and RMB41.1 million ($5.1 million), respectively. The increase in capital expenditures was primarily due to expenditures incurred to support significant traffic growth during the quarter.

Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses, were RMB85.0 million ($10.6 million) for the second quarter of 2006, representing a 62.7% increase from the previous quarter and a 243.0% increase from the corresponding period in 2005.

Outlook for Third Quarter 2006

Baidu currently expects to generate total revenues in an amount ranging from RMB238 million ($30 million) to RMB246 million ($31 million) in the third quarter of 2006, representing a 168% to 177% increase from the corresponding period in 2005. This forecast reflects Baidu’s current and preliminary view, which is subject to change.

Conference Call Information

Baidu’s management will hold an earnings conference call at 9 PM on July 26, 2006 U.S. Eastern Daylight Time (9 AM on July 27, 2006 Beijing/Hong Kong time).

Dial-in details for the conference call are as follows:

US: +1 617 213 8055

UK: +44 800 2800 2002

Hong Kong: +852 3002 1672

Passcode for all regions: 85731630

A replay of the conference call may be accessed by phone at the following number until 11 PM on July 29, 2006 U.S. Eastern Daylight Time.

International: +1 617 801 6888

Passcode: 57179833

Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.

About Baidu

Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving individual Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Market under the symbol “BIDU”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for third quarter 2006 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language Internet search market; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language Internet search market and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of July 26, 2006, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except that the non-GAAP measures for the quarter ended March 31, 2006 reflected the one-time cumulative effect of change in accounting principle due to our adoption of SFAS 123(R) since January 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

China

Cynthia He

Baidu.com, Inc. (Beijing)

Tel: +86 10 8262 1188

ir@baidu.com

Philip Lisio

Ogilvy Public Relations Worldwide (Beijing)

Tel: +86 10 8520 6505

philip.lisio@ogilvy.com

U.S.

Thomas Smith

Ogilvy Public Relations Worldwide (New York)

Tel: +1 212 880 5269

thomas.smith@ogilvypr.com

Baidu.com, Inc.

Condensed Consolidated Balance Sheets

(in RMB thousands)	June 30, 2006	December 31, 2005
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	1,064,466	900,593
Accounts receivable, net of allowance	20,247	22,353
Prepaid expenses and other current assets	32,567	10,957
Deferred tax asset, net of valuation allowance	1,186	1,449

Total current assets	1,118,466	935,352

Non-current assets:
Fixed assets, net	124,854	96,420
Prepayment for land use rights	77,200	77,200
Intangible assets, net	15,987	13,303
Goodwill	17,785	9,287
Investments	1,999	2,018
Deferred tax asset, net of valuation allowance	4,435	2,843
Other	3,746	—

Total non-current assets	246,006	201,071

TOTAL ASSETS	1,364,472	1,136,423

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	103,488	53,137
Customers’ deposits	114,336	70,327
Deferred revenue	6,093	7,658
Deferred income	2,866	124

Total current liabilities	226,783	131,246

Non-current liabilities:
Long-term payable	7,000	—
Deferred income	2,699	124

Total non-current liabilities	9,699	124

Total liabilities	236,482	131,370

Shareholders’ equity
Class A ordinary shares, par value US$0.00005 per share, 825,000,000 shares authorized and 16,783,952 shares issued and outstanding as at June 30, 2006 and 9,460,426 shares as at December 31, 2005	7	4
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized and 16,664,476 shares issued and outstanding as at June 30, 2006 and 23,485,336 shares as at December 31, 2005	7	10
Additional paid-in capital	1,047,215	1,009,488
Foreign currency translation adjustment	(13,951)	(5,451)
Retained earnings	94,712	1,002

Total shareholders’ equity	1,127,990	1,005,053

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,364,472	1,136,423

Baidu.com, Inc.

Condensed Consolidated Statements of Income

	For the Three Months Ended
(in RMB thousands except for share, per share information)	June 30, 2006	June 30, 2005	March 31, 2006
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	189,053	66,721	132,052
Others	2,574	2,982	3,522

Total revenues	191,627	69,703	135,574

Operating costs and expenses:
Cost of revenues (note 1, 2)	(56,644)	(21,148)	(42,777)
Selling, general and administrative (note 2)	(58,728)	(27,947)	(50,329)
Research and development (note 2)	(18,268)	(8,644)	(15,544)

Total operating costs and expenses	(133,640)	(57,739)	(108,650)

Operating profit	57,987	11,964	26,924

Other income
Interest income, net	10,161	920	8,929
Foreign exchange loss, net	—	—	(89)
Other, net	702	342	723

Total other income	10,863	1,262	9,563

Income before income tax and cumulative effect of change in accounting principle	68,850	13,226	36,487

Income tax expense	(10,380)	(1,175)	(5,850)
Income before cumulative effect of change in accounting principle	58,470	12,051	30,637

Cumulative effect of change in accounting principle	—	—	4,603
Net income	58,470	12,051	35,240

Earnings per share for Class A and Class B ordinary shares:
Basic EPS
Basic (prior to cumulative effect of change in accounting principle)	1.76	0.99	0.93
Cumulative effect of change in accounting principle	—	—	0.14
Basic (after cumulative effect of change in accounting principle)	1.76	0.99	1.07
Diluted EPS
Diluted (prior to cumulative effect of change in accounting principle)	1.69	0.39	0.89
Cumulative effect of change in accounting principle	—	—	0.13
Diluted (after cumulative effect of change in accounting principle)	1.69	0.39	1.02
Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	33,295,391	12,156,710	33,065,951
Diluted	34,597,580	30,518,035	34,472,978
Pro forma earnings per share for Class A and Class B ordinary shares[2]:
Basic	1.76	0.42	1.07
Diluted	1.69	0.39	1.02
Pro forma weighted average aggregate number of Class A and Class B ordinary shares outstanding on an as converted basis for Class A and Class B ordinary shares:
Basic	33,295,391	28,805,587	33,065,951
Diluted	34,597,580	30,518,035	34,472,978
_____________ (1) Cost of revenues are detailed as follows:
Business tax and surcharges	(12,185)	(4,529)	(8,400)
Traffic acquisition costs	(17,611)	(4,270)	(12,298)
Bandwidth costs	(9,239)	(4,032)	(7,607)
Depreciation and amortization costs	(12,339)	(5,483)	(10,201)
Operational costs	(4,940)	(2,601)	(3,970)
Share-based compensation	(330)	(233)	(301)

Total cost of revenues	(56,644)	(21,148)	(42,777)

_____________ (2) Includes share-based compensation expenses are allocated as follows:
Cost of revenues	(330)	(233)	(301)
Selling, general and administrative	(7,705)	(4,222)	(9,085)
Research and development	(3,696)	(1,714)	(3,427)

Total share-based compensation expenses	(11,731)	(6,169)	(12,813)

[2]	Pro forma basic and diluted earnings per share are computed by dividing net income by weighted average number of ordinary shares outstanding for the period plus the number of ordinary shares resulting from the assumed conversion of all the outstanding redeemable convertible preferred share upon closing of the initial public offering as if the conversion had occurred at the beginning of the period, or when the preferred shares were issued, if later.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended June 30, 2005			Three months ended March 31, 2006			Three months ended June 30, 2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Operating profit	11,964	6,169	18,133	26,924	12,813	39,737	57,987	11,731	69,718

	Three months ended June 30, 2005			Three months ended March 31, 2006			Three months ended June 30, 2006
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results
Net income	12,051	6,169	18,220	35,240	8,210	43,450	58,470	11,731	70,201

(*)	The adjustment is for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended June 30, 2005	As a % of revenues	Three months ended March 31, 2006	As a % of revenues	Three months ended June 30, 2006	As a % of revenues
Net cash provided by operating activities	32,034	46%	94,526	70%	129,715	68%
Changes in assets and liabilities, net of effects of acquisitions	(7,177)	-10%	(38,592)	-28%	(44,256)	-23%
Income taxes expenses	1,175	2%	5,850	4%	10,380	5%
Interest income and other, net	(1,261)	-2%	(9,563)	-7%	(10,863)	-6%

Adjusted EBITDA	24,771	36%	52,221	39%	84,976	44%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses.